Syneron Raises Revenue Guidance

YOKNEAM, ISRAEL -- 06/30/2005 -- Syneron Medical Ltd. (NASDAQ: ELOS) today announced that following receipt of the FDA's 510(k) pre-market clearance for its VelaSmooth™ cellulite treatment system and a preliminary assessment of market demand, it is raising revenue guidance for Q2 2005 to $20m from its prior estimate of $18-19m. The Company is increasing revenue guidance for the year to $84-85m from a previous range of $78-80m.

Commenting on the revenue guidance revision, CEO of Syneron, Moshe Mizrahy, said, "Initial market response to the VelaSmooth has been very positive. We have a strong marketing program underway for the Vela, including clinical training programs, and we expect to receive strong orders in the second half of the year."

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elos™ combined-energy technology of Bi-Polar Radio Frequency and Light. The Company's innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Specifically, statements concerning Syneron's financial expectations regarding financial results for the second quarter of 2005 and for the 2005 fiscal year are forward-looking statements within the meaning of the safe harbor provisions of the Act. Forward-looking statements are based on management's current, preliminary expectations and are subject to risks and uncertainties, which may cause Syneron's actual results to differ materially from the statements contained herein. Estimates of quarterly and year-end financial results are subject to a number of assumptions regarding the future operation of Syneron's business. Undue reliance should not be placed on forward-looking statements, especially guidance on future financial performance, which speaks only as of the date such statements are made. Syneron undertakes no obligation to update publicly any forward-looking statements to reflect new information, events or circumstances after the date they were made, or to reflect the occurrence of unanticipated events.

Syneron, the Syneron logo, elos, and VelaSmooth are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. Elos (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.

For more information, please contact:
Judith Kleinman
VP Investor Relations
+ 972 4909 6282
email: ir@syneron.com